SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(Exit Filing)*

CyrusOne Inc.
(Name of Issuer)
Common Stock

(Title of Class of Securities)
23283R100

(CUSIP Number)
December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Cohen & Steers, Inc. 14-1904657

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)[x]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,720,751

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,135,391

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,135,391

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.42%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

1	NAMES OF REPORTING PERSONS
Cohen & Steers Capital Management, Inc. 13-3353336

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)[x]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,713,987

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,055,670

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,055,670

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, CO

1	NAMES OF REPORTING PERSONS
Cohen & Steers UK Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)[x]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,266

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
78,223

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,223

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, CO

1	NAMES OF REPORTING PERSONS
Cohen & Steers Asia Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)[x]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, CO

1	NAMES OF REPORTING PERSONS
Cohen & Steers Ireland Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)[x]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,498

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,498

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,498

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.001%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI, CO

Item 1(a).	Name of Issuer: CyrusOne Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
2101 Cedar Springs Road Suite 900 Dallas, Texas 75201

Item 2(a).	Name of Person Filing: Cohen & Steers, Inc. Cohen & Steers Capital Management, Inc. Cohen & Steers UK Ltd Cohen & Steers Asia Ltd Cohen & Steers Ireland Ltd

Item 2(b).
Address of Principal Business Office or, if none, Residence:

The principal address for Cohen & Steers, Inc.
and Cohen & Steers Capital Management, Inc. is:
280 Park Avenue, 10th Floor
New York, NY 10017

The principal address for Cohen & Steers UK Ltd. is:
50 Pall Mall, 7th Floor
London, United Kingdom SW1Y 5JH

The principal address for Cohen & Steers Asia Ltd. is:
1201-02 Champion Tower
Three Garden Road
Central, Hong Kong

The principal address for Cohen & Steers Ireland Ltd. is:
77 Sir John Rogerson's Quay
Block C, Grand Canal Docklands
Dublin 2, D02 VK60

Item 2(c).
Citizenship:
Cohen & Steers, Inc: Delaware corporation
Cohen & Steers Capital Management, Inc: New York corporation
Cohen & Steers UK Ltd: United Kingdom Private Limited Company
Cohen & Steers Asia Ltd: Asia Private Limited Company
 Cohen & Steers Ireland Ltd: Ireland Private Limited Company

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 23283R100

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[x] Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	[x] Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[x] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)
☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned as of December 31, 2021:
See row 9 cover sheet

(b)	Percent of class:
See row 11 on cover sheet

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
           See row 5 on cover sheet

(ii)	Shared power to vote or to direct the vote:
                   See row 6 on cover sheet

(iii)	Sole power to dispose or to direct the disposition of:
                   See row 7 on cover sheet

(iv)	Shared power to dispose or to direct the disposition of:
                   See row 8 on cover sheet
Item 5.	Ownership of Five Percent or Less of a Class. Yes

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x].

Item 6.
Ownership of More Than Five Percent on Behalf of Another Person.
Each of Cohen & Steers Capital Management, Inc., Cohen & Steers UK Ltd., Cohen & Steers Asia Ltd. and Cohen & Steers Ireland Ltd. holds the securities of the Issuer to which this statement relates for the benefit of their respective account holders.  Such account holders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that are held on their behalf.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., Cohen & Steers UK Ltd., Cohen & Steers Asia Ltd. (investment advisors registered under Section 203 of the Investment Advisers Act) and Cohen & Steers Ireland Ltd. (a non-US institution).

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
By signing below, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Cohen & Steers Ireland Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D filed by Cohen & Steers Ireland Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022.

Cohen & Steers, Inc. Cohen & Steers Capital Management, Inc

By:	/s/ Edward Delk
Name: Edward Delk
Title: SVP, Global Chief Compliance Officer

Cohen & Steers UK Limited

By:	/s/ Natalie Okorie
Name: Natalie Okorie
Title: Compliance Officer

Cohen & Steers Asia Limited

By:	/s/ Catherine Cheng
Name: Catherine Cheng
Title: VP, Compliance Officer

Cohen & Steers Ireland Limited

By:	/s/ Alan Cooper
Name: Alan Cooper
Title: VP, Compliance Officer

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned  hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a Statement on Schedule 13G including amendments thereto with respect to the Common Shares of CyrusOne Inc. and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2022.

Cohen & Steers, Inc. Cohen & Steers Capital Management, Inc

By:	/s/ Edward Delk
Name: Edward Delk
Title: SVP, Global Chief Compliance Officer

Cohen & Steers UK Limited

By:	/s/ Natalie Okorie
Name: Natalie Okorie
Title: Compliance Officer

Cohen & Steers Asia Limited

By:	/s/ Catherine Cheng
Name: Catherine Cheng
Title: VP, Compliance Officer

Cohen & Steers Ireland Limited

By:	/s/ Alan Cooper
Name: Alan Cooper
Title: VP, Compliance Officer